62-3470

RECEIVED

2006 OCT 26 A 9:30

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

20th October, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001



06017934

SUPPL

Dear Sirs,

Secretarial Audit Report for the quarter ended 30th September, 2006

In terms of the requirement under Circular No.D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 19th October, 2006, for the quarter ended 30th September, 2006, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary

PROCESSED

NOV 02 2006

THOMSON
FINANCIAL

Encl. as above



ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 30th September, 2006
2.	ISIN	: INE154A01025
3.	Face Value	: Re. 1/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) Bombay Stock Exchange Ltd. (BSE) c) The Calcutta Stock Exchange Association Ltd. (CSE)

		Number of shares	% of Total Issued Capital
10.	Issued Capital (as on 30th September, 2006)	3,75,73,48,530	100.00
11.	Listed Capital (Exchange-wise) *(as per company records)*	3,75,57,37,965 (NSE) 3,75,57,37,965 (BSE) 3,75,73,48,530 (CSE)*	99.96 (NSE) 99.96 (BSE) 100.00 (CSE)
12.	Held in dematerialised form in CDSL	3,02,43,111	0.81
13.	Held in dematerialised form in NSDL	2,36,94,41,534	63.06
14.	Physical	1,35,76,63,885	36.13

15. Total No. of shares (12+13+14) : 3,75,73,48,530 shares.

* See note below point 17

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

16. Reasons for difference if any, between : (10 & 11), (11 & 15)

(i) 24,220 Ordinary Shares of Re. 1/- each (2,422 Ordinary Shares of Rs. 10/- each originally) issued and allotted in the physical form upon amalgamation of erstwhile ITC Hotels Limited with the Company have not been listed on NSE and BSE as these shares are subject matter of legal disputes, etc.

(ii) 15,86,345 Bonus Shares of Re. 1/- each issued and allotted by the Company in the physical form have not been listed on NSE and BSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchanges (Specify Names)
Allotment of shares under the Company's Employee Stock Option Scheme	21,69,670	Applied	NSE BSE CSE*	Yes	Yes	None

* Out of 21,69,670 shares, 9,20,800 shares, which were allotted on 18th September, 2006, were listed by CSE subsequent to 30th September, 2006.

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable


Company Secretaries

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil

22. Name, Telephone & Fax No. of Compliance officer of the Company : Mr. Arun Bose*
2288-7043(D),2288-6426/0034
2288-2358 (Fax)

* *Compliance Officer for share registration and related activities under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.*

23. Name, Address, Tel. & Fax No., Regn No. of the certifying CA/CS : M/s Vinod Kothari & Co.
1012 Krishna Building
224 A J C Bose Road
Kolkata – 700 017
2281-7715/1276, 2281-3742 (Fax)
ACS No. 4718
COP No. 1391

24. Appointment of common agency for share registry work. If yes (name & address) : In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.

25. Any other detail that the CA/CS may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.) : None.


Vinod Kothari & Co
Company Secretaries

Place : Kolkata
Date : 19/10/2006

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

ACS No. 4718
COP NO. 1391